                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                  Luby's, Inc.
                                  ------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.32
                          -----------------------------
                         (Title of Class of Securities)

                                    549282101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 2 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  298,320
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              298,320
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    298,320
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 3 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,566,180
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,566,180
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,566,180
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 4 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG STARBOARD ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,864,500
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,864,500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,864,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 5 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,864,500
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,864,500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,864,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 6 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,864,500
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,864,500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,864,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 7 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,864,500
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,864,500
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,864,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 8 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,864,500
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,864,500
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,864,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 9 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,864,500
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,864,500
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,864,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 10 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,864,500
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,864,500
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,864,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 11 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEPHEN FARRAR
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 - **
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - **
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 - **
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0% **
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5.

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 12 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW Q. PANNEK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    XXX
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 - **
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - **
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 - **
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0% **
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5.

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 13 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WILLIAM J. FOX
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 - **
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - **
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 - **
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0% **
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5.

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 14 of 22 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BRION G. GRUBE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 - **
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - **
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 - **
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0% **
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5.

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 15 of 22 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 1 amends the
Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

            Stephen Farrar, Matthew Q. Pannek, William J. Fox and Brion G. Grube
are hereby added as Reporting  Persons to the Schedule 13D  (together,  with the original Reporting Persons, the "Ramius Group").

            Stephen  Farrar  ("Mr.  Farrar")  is a  nominee  for  the  Board  of
Directors of the Issuer and his principal occupation is serving as a consultant.
The principal business address of Mr. Farrar is P.O. Box 6554, Stateline, Nevada
89449. Mr. Farrar is a citizen of the United States of America.

            Matthew  Q.  Pannek  ("Mr.  Pannek")  is a nominee  for the Board of
Directors of the Issuer and his principal occupation is serving as a consultant.
The  principal  business  address  of Mr.  Pannek  is 3140 La  Ventana  Parkway,
Driftwood, Texas 78619. Mr. Pannek is a citizen of the United States of America.

            William J. Fox ("Mr.  Fox") is a nominee for the Board of  Directors of the Issuer and his principal  occupation is serving as a business advisor and strategy consultant.  The principal business address of Mr. Fox is P.O. Box 893,
Alpine N.J. 07620. Mr. Fox is a citizen of the United States of America.

            Brion G. Grube ("Mr. Grube") is a nominee for the Board of Directors of the Issuer and he is currently retired. The principal business address of Mr.
Grube is 5078 Via Santana, Newbury Park, CA 91320. Mr. Grube is a citizen of the
United States of America.

            No Reporting Person has, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No  Reporting  Person  has,  during the last five  years,  been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

Item 3 is hereby amended to add the following:

            The Shares purchased by Starboard and Parche were purchased with the working capital of such entities  (which may, at any given time,  include margin loans made by brokerage firms in the ordinary course of business) in open market purchases,  as set forth in  Schedule  A,  which is  incorporated  by  reference herein. The aggregate  purchase cost of the 1,864,500 Shares  beneficially owned
in  the   aggregate   by  all  of  the   Reporting   Persons  is   approximately
$18,148,165.00, excluding brokerage commissions.

Item 4 is hereby amended to add the following:

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 16 of 22 Pages
----------------------                                    ----------------------

            The Ramius Group is seeking  representation on the Issuer's Board of
Directors (the "Board").  Starboard  delivered a letter to the Issuer on October
15, 2007 (the "Nomination  Letter") nominating Messrs.  Farrar,  Pannek, Fox and
Grube,  as set forth  therein,  for election to the Board at the  Issuer's  2008 annual meeting of shareholders (the "2008 Annual Meeting").  A copy of the press release  issued by Starboard on October 17, 2007  announcing the delivery of the
Nomination Letter is attached hereto as Exhibit 99.1 and is incorporated  herein by reference.

Item 5 is hereby amended and restated as follows:

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon 26,153,799 Shares  outstanding,  as of June 11, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 15, 2007.

A.    Parche

      (a)   As of the date of this filing, Parche beneficially owns 298,320
            Shares.

            Percentage: 1.1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 298,320
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 298,320
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and are incorporated by reference.
            All transactions were effected in the open market, except as otherwise noted.

B.    Starboard

      (a)   As of the date of this filing, Starboard beneficially owns
            1,566,180 Shares.

            Percentage: 6.0% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,566,180
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,566,180
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Starboard during the past 60 days are set forth in Schedule A and are incorporated by
            reference.  All transactions were effected in the open market, except as otherwise noted.

C.    RCG Starboard Advisors

      (a)   As of the date of this filing, as managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of (i) 298,320 Shares owned by
            Parche and (ii) 1,566,180 Shares owned by Starboard.

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 17 of 22 Pages
----------------------                                    ----------------------

            Percentage: 7.1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,864,500
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,864,500
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Starboard Advisors did not enter into any transactions in the
            Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference.  All transactions were effected in the open market, except as
            otherwise noted.

D.    Ramius Capital

      (a)   As of the date of this filing, as the sole member of RCG
            Starboard Advisors Ramius Capital may be deemed the beneficial owner of (i) 298,320 Shares owned by Parche and (ii) 1,566,180
            Shares owned by Starboard.

            Percentage: 7.1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,864,500
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,864,500
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference.  All
            transactions were effected in the open market, except as
            otherwise noted.

E.    C4S

      (a)   As of the date of this filing, as the managing member of Ramius
            Capital, C4S may be deemed the beneficial owner of (i) 298,320
            Shares owned by Parche and (ii) 1,566,180 Shares owned by
            Starboard.

            Percentage: 7.1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,864,500
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,864,500
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule
            A and are incorporated by reference.  All transactions were effected in the open market, except as otherwise noted.

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 18 of 22 Pages
----------------------                                    ----------------------

F.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be
            deemed the beneficial owner of (i) 298,320 Shares owned by Parche and (ii) 1,566,180 Shares owned by Starboard.

            Percentage: 7.1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 1,864,500
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 1,864,500

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has
            entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference.  All transactions were effected in the open market, except as otherwise noted.

G.    None of Messrs. Farrar, Pannek, Fox and Grube directly owns any Shares nor have they entered into any transactions in the Shares during the past 60 days.  Each of Messrs. Farrar, Pannek, Fox and Grube, by virtue of his status as a director nominee of Starboard, may be deemed to beneficially own the 298,320 Shares owned by Parche and the 1,566,180
      Shares owned by Starboard.  Each of Messrs. Farrar, Pannek, Fox and
      Grube disclaims beneficial ownership of such Shares. The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference.  All transactions were effected in the open market, except as otherwise noted.

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common
            Stock.

      (e)   Not applicable.

Item 6 is hereby amended to add the following:

            On October 17,  2007,  the  Reporting  Persons  entered into a Joint
Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the  securities of the Issuer to the extent  required  under applicable  securities  laws,  (b) the parties  agreed to form the group for the purpose of  soliciting  proxies  or written  consents  for the  election  of the persons  nominated by Starboard to the Issuer's Board at the 2008 Annual Meeting
and for the purpose of taking all other actions  incidental to the foregoing and
(c)  Starboard  shall have the right to  pre-approve  all  expenses  incurred in connection  with the  group's  activities  and agreed to pay  directly  all such pre-approved  expenses on a pro rata basis between Starboard and Parche based on the number of Shares in the  aggregate  held by each of Starboard  and Parche on

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 19 of 22 Pages
----------------------                                    ----------------------

the date hereof. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

      Pursuant  to  letter  agreements,  Starboard  and  Parche  have  agreed to indemnify each of Messrs.  Farrar,  Pannek, Fox and Grube against claims arising from the  solicitation  of proxies  from the Issuer's  shareholders  at the 2008
Annual Meeting and any related  transactions.  A form of the letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

      RCG Starboard  Advisors has agreed to compensate  each of Messrs.  Farrar,
Pannek,  Fox and Grube for being named as and serving as a nominees for election as  directors of the Issuer  pursuant to letter  agreements  (the  "Compensation
Letter   Agreements").   Pursuant  to  the  terms  of  the  Compensation  Letter
Agreements, RCG Starboard Advisors has agreed to pay each such nominee $5,000 in cash upon the submission of the  Nomination  Letter by Starboard to the Company.
Upon the filing of a definitive proxy statement with the Securities and Exchange
Commission relating to a solicitation of proxies in favor of each such nominee's election as a director at the 2008 Annual  Meeting,  RCG Starboard  Advisors has
agreed to allow each such nominee to receive a profit participation with respect to the sale by RCG Starboard Advisors or its affiliates,  as the case may be, of the last $20,000 worth of Shares (the "Participation Shares") beneficially owned by either RCG  Starboard  Advisors or its  affiliates,  as the case may be, to a third party  unaffiliated  with any member of the Ramius Group.  Pursuant to the terms of the Compensation Letter Agreements,  each such nominee will be entitled to receive a cash  payment  equal to the amount,  if any, by which the  proceeds received by RCG Starboard  Advisors or its affiliates,  as the case may be, from the sale of the Participation Shares exceeds $20,000 in the aggregate. A form of the  Compensation  Letter  Agreement  is attached  hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibits:

            Exhibit 99.1.  Press release, dated October 17, 2007, announcing the delivery by Starboard of the Nomination Letter to the
                           Issuer.

            Exhibit 99.2.  Joint Filing Agreement and Solicitation  Agreement by
                           and among Parche,  Starboard RCG Starboard  Advisors,
                           Ramius  Capital,  C4S, Mr. Cohen,  Mr.  Solomon,  Mr.
                           Stark, Mr. Strauss,  Mr. Farrar,  Mr. Pannek, Mr. Fox
                           and Mr. Grube, dated October 17, 2007.

            Exhibit 99.3.  Form of Indemnification Letter Agreement.

            Exhibit 99.4.  Form of Compensation Letter Agreement.

            Exhibit 99.5.  Power of Attorney for Stephen Farrar.

            Exhibit 99.6.  Power of Attorney for Matthew Q. Pannek.

            Exhibit 99.7.  Power of Attorney for William J. Fox.

            Exhibit 99.8.  Power of Attorney for Brion G. Grube.

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 20 of 22 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2007

PARCHE, LLC                                    RCG STARBOARD ADVISORS, LLC
By: RCG Starboard Advisors, LLC,               By: Ramius Capital Group, L.L.C.,
    its managing member                            its sole member

STARBOARD VALUE AND OPPORTUNITY                RAMIUS CAPITAL GROUP, L.L.C.
MASTER FUND LTD.                               By: C4S & Co., L.L.C.,
By: RCG Starboard Advisors, LLC,               as managing member
    its investment manager
                                               C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
---------------------------
JEFFREY M. SOLOMON
As attorney-in-fact for Peter A.
Cohen, Morgan B. Stark and Thomas W.
Strauss

/s/ Jeffrey C. Smith
---------------------------
JEFFREY C. SMITH
As attorney-in-fact for Stephen Farrar,
Matthew Q. Pannek, William J. Fox and
Brion G. Grube

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 21 of 22 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)              Share($)              Purchase / Sale
    ------------------              --------              ---------------

                                   PARCHE, LLC
                                   -----------
          27,120                    10.0024                  08/17/07

               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
               ------------------------------------------------
         142,380                    10.0024                  08/17/07

----------------------                                    ----------------------
CUSIP No. 549282101                   13D                    Page 22 of 22 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                 Exhibit Number
      -------                                                 --------------

      Press release, dated October 17, 2007, announcing            99.1
      the delivery by Starboard Value and Opportunity
      Master Fund Ltd. of the Nomination Letter to the
      Issuer.

      Joint Filing and Solicitation Agreement by and               99.2
      among Starboard Value and Opportunity Master Fund
      Ltd., Parche, LLC, RCG Starboard Advisors, LLC,
      Ramius Capital Group, L.L.C., C4S & Co., L.L.C.,
      Peter A. Cohen, Morgan B. Stark, Thomas W.
      Strauss, Jeffrey M. Solomon, Stephen Farrar,
      Matthew Q. Pannek, William J. Fox and Brion G.
      Grube, dated October 17, 2007.

      Form of Indemnification Letter Agreement.                    99.3

      Form of Compensation Letter Agreement.                       99.4

      Power of Attorney for Stephen Farrar.                        99.5

      Power of Attorney for Matthew Q. Pannek.                     99.6

      Power of Attorney for William J. Fox.                        99.7

      Power of Attorney for Brion G. Grube.                        99.8